     As filed with the Securities and Exchange Commission on March 7, 2002

                                                     Registration No. 333-69866

                                ________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                         POST-EFFECTIVE AMENDMENT NO. 1

                                   ON FORM S-3
                                   TO FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                                ________________

                                AIRGATE PCS, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                         4812                 58-2422929
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

                                ________________

                                  Harris Tower
                        233 Peachtree St. NE, Suite 1700
                             Atlanta, Georgia 30303
                                 (404) 525-7272
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Barbara L. Blackford
                  Vice President, General Counsel and Secretary
                                  Harris Tower
                       233 Peachtree Street NE, Suite 1700
                             Atlanta, Georgia 30303
                                 (404) 525-7272
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ________________

                                 With copies to:

                              Robert F. Wall, Esq.
                           R. Cabell Morris, Jr., Esq.
                                Winston & Strawn
                              35 West Wacker Drive
                             Chicago, Illinois 60601
                                 (312) 558-5600

                                ________________

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined in the light of market conditions and other factors.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ________________

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION - DATED MARCH 7, 2002

PROSPECTUS


                                 [AirGate Logo]

                                8,345,824 Shares

                                  Common Stock

                                 ______________

    This prospectus relates to the public offering of up to 8,345,824 shares of our common stock that are held by some of our current stockholders and may be offered and sold from time to time by the selling stockholders following the effective date of the registration statement of which this prospectus is a part. The selling stockholders acquired their shares of our common stock in connection with our merger with iPCS, Inc. which we completed on November 30, 2001. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

    Our common stock is listed on The Nasdaq National Market under the symbol "PCSA."

    The selling stockholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. It is anticipated, however, that the shares will be offered and sold by the selling stockholders from time to time in transactions such as on The Nasdaq National Market, in the over-the-counter market, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers or underwriters and such broker-dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares for whom such broker-dealers or underwriters may act as agent or to whom they sell as principal or both. See "Plan of Distribution" beginning on page 15.

    Investing in our common stock involves certain risks. See "Investment Considerations" beginning on page 2.

                                 ______________

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                , 2002.

                                TABLE OF CONTENTS

                              Page                                          Page
                              ----                                          ----
Our Business ................   1   Plan of Distribution ..................  15
Forward-Looking Statements ..   1   Legal Matters .........................  17
Investment Considerations ...   2   Experts ...............................  17
Use of Proceeds .............  12   Where You Can Find More Information ...  17
Selling Stockholders ........  13   Incorporation by Reference ............  17



    You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus. The selling stockholders are offering securities and seeking offers to buy our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities.

                                  OUR BUSINESS

     We are one of the largest Sprint PCS network partners in terms of covered population. We market and provide digital wireless personal communications services, or PCS, to a service territory of approximately 14.6 million residents with current network coverage of approximately 11.3 million residents as of December 31, 2001. Through our management agreements with Sprint Corporation, we have the exclusive right to provide Sprint PCS products and services under the Sprint and Sprint PCS brand names in our territories. Sprint, directly and indirectly through network partners such as us, operates the largest all-digital, all-PCS nationwide wireless network in the United States based on covered population, covering nearly 244 million residents in more than 4,000 cities and communities across the United States, Puerto Rico and the U.S. Virgin Islands.


     On November 30, 2001, we acquired iPCS, Inc. by merging a wholly owned subsidiary of ours with iPCS. In connection with the merger, we issued to the former stockholders of iPCS approximately 12.4 million shares of our common stock and assumed options and warrants to purchase approximately 1.1 million shares of our common stock. The acquisition of iPCS increased the total resident population in our markets from approximately 7.1 million to approximately 14.6 million. As required by the terms of our outstanding indebtedness, we conduct our business operations through two separate entities: AirGate PCS, Inc. and its wholly owned subsidiary, iPCS, Inc. Due to restrictions in AirGate's debt instruments, AirGate is unable to provide direct or indirect credit support to iPCS and is significantly limited in its ability to maintain or preserve iPCS' financial condition or cause iPCS to achieve a specified level of operating results. Likewise, iPCS is restricted under its debt instruments from paying dividends or freely transferring money to AirGate.


     Our Sprint PCS territories cover 58 basic trading areas, referred to as markets, in parts of South Carolina, North Carolina, Georgia, Illinois, Michigan, Iowa and Nebraska. Our major markets include:


  .  Grand Rapids, Michigan;

  .  Greenville-Spartanburg, South Carolina;

  .  Savannah, Georgia;

  .  Charleston, South Carolina;

  .  Columbia, South Carolina; and

  .  Saginaw-Bay City, Michigan.

     As of December 31, 2001, we had 453,359 subscribers and total network coverage of approximately 11.3 million residents, representing approximately 77% of the resident population in our markets. For the twelve months ended September 30, 2001 and the three months ended December 31, 2001, we generated revenue of approximately $259.2 million and $108.0 million, respectively, on a pro forma basis.

     Our principal executive offices are located at Harris Tower, 233 Peachtree Street NE, Suite 1700, Atlanta, Georgia 30303, and our telephone number is (404) 525-7272.

                           FORWARD-LOOKING STATEMENTS

     Statements contained in this prospectus and the documents incorporated by reference into this prospectus regarding expected financial results and other planned events, including but not limited to, anticipated liquidity, churn rates, average revenue per user, decreases in roaming rates, earnings before interest, taxes, depreciation and amortization, capital expenditures and other statements that include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek", "project" and similar expressions are forward-looking statements that involve risk and uncertainties. Actual future events or results may differ materially from these statements. Specific factors that could cause actual results to differ from those contained in the forward-looking statements, include, but are not limited to:

  . the ability to successfully integrate the management of the businesses of AirGate and iPCS;
  . the competitiveness and impact of Sprint PCS pricing plans, products and services;
  .  customer quality;
  . the ability of Sprint to provide back office, customer care and other services;
  .  customer purchasing patterns;
  .  potential fluctuations in quarterly results;
  .  an adequate supply of infrastructure and subscriber equipment;
  .  risks related to future growth and expansion;
  .  rates of penetration in the wireless industry;
  .  the potential need for additional sources of liquidity;
  .  anticipated future losses;
  .  our significant level of indebtedness;
  .  adequacy of bad debt and other reserves;
  . the potential to experience a high rate of customer turnover; and . the volatility of the market price of our common stock.

                            INVESTMENT CONSIDERATIONS

    You should consider carefully the following investment considerations before you decide to buy the shares of our common stock offered pursuant to this prospectus by the selling stockholders. Please see the documents that we subsequently file with the SEC for an update of the following investment considerations.

Risks Related to Our Business, Strategy and Operations

We have a limited operating history and we may not achieve or sustain operating profitability or positive cash flows, which may adversely affect our stock price

    AirGate and iPCS have limited operating histories. Our ability to achieve and sustain operating profitability will depend upon many factors, including our ability to market Sprint PCS services and manage customer turnover rates. In addition, a key factor in our operational performance following the merger depends upon our ability to manage the growth of iPCS through the completion of its network build-out and through implementing the combined company's best practices to increase market penetration in iPCS' and AirGate's current and future markets. iPCS will require additional expenditures for the continued development, construction, testing, deployment and operation of its network. These activities are expected to place demands on our managerial, operational and financial resources. If we do not achieve and maintain positive cash flows from operations when projected, our stock price may be affected.

Our stock price may be volatile and you may not be able to sell your shares at the price you paid for them

    The market price of our common stock could be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

  .  quarterly variations in our operating results;
  . operating results that vary from the expectations of securities analysts and investors;

  . changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
  .  changes in our relationship with Sprint;
  . announcements by Sprint concerning developments or changes in its business, financial condition or results of operations, or in its expectations as to future financial performance;
  . announcements of technological innovations or changes to, or new products and services by Sprint or our competitors;
  . changes in the market perception about the prospects in the wireless telecommunications industry and results of operations and market valuations of other companies in the telecommunications industry in general and the wireless industry in particular, including Sprint and its PCS network partners and our competitors;
  .  changes in law and regulation;
  . announcements by third parties of significant claims or proceedings against us;
  . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and
  .  general economic and competitive conditions.

    The integration of AirGate and iPCS following the merger will present significant challenges that could adversely affect our results of operations

    AirGate acquired iPCS with the expectation that it would result in expanding AirGate's existing network and customer base and leveraging the best operating practices of both organizations. Achieving the benefits of the merger will depend in part on integrating the operations of the two businesses in an efficient and timely manner. We cannot assure you that this will occur. To realize the anticipated benefits of this combination, our management team must develop strategies and implement a business plan that will successfully:

  .  manage our network and markets;
  . maintain adequate focus on existing business and operations while working to integrate the management of the two companies;
  .  combine two companies with limited operating histories;
  . manage each company's cash and available credit lines for use in financing future growth and working capital needs of such company;
  .  manage our marketing and sales;
  . manage the transition of iPCS' senior management expertise to the combined company; and
  . retain and attract key employees of the combined company during a period of transition.

    We cannot assure you that combining the businesses of AirGate and iPCS, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial conditions superior to those that AirGate and iPCS could have achieved independently. The diversion of management's attention from ongoing operations and any difficulties encountered in the transition and integration process could have a material adverse effect on our financial condition and results of operations.

Future sales of shares of our common stock, including sales of shares following the expiration of "lock-up" arrangements, may negatively affect our stock price

    As a result of the merger, the former iPCS securityholders received approximately 12.4 million shares of our common stock and options and warrants to purchase approximately 1.1 million shares of our common stock. The shares of common stock issued in the merger represented approximately 47.5% of our common stock, assuming the exercise of all outstanding warrants and options.

    In connection with the merger, holders of substantially all of the outstanding shares of iPCS common and preferred stock entered into "lock-up" agreements with AirGate. The lock-up agreements impose restrictions on the ability of such stockholders to sell or otherwise dispose of the shares of our common stock that they received in the merger. The lock-up period commenced on November 30, 2001 and extends for a minimum of 120 days and a maximum of 300 days after the effective time of the merger.

    We have filed the registration statement of which this prospectus is a part in order to allow the former iPCS stockholders to freely resell the shares of our common stock that they received in the merger. In addition, we entered into a registration rights agreement at the effective time of the merger with some of the former iPCS stockholders. We completed an offering of 4,000,000 shares of AirGate common stock held by former iPCS stockholders on December 19, 2001, under the terms of the registration rights agreement. The Blackstone Group, referred to as Blackstone, has an additional demand registration right exercisable at any time after the first anniversary of the effective time of the merger. In addition, the former iPCS stockholders, including Blackstone, have incidental registration rights pursuant to which they can, in general, include their shares of our common stock in any public registration we initiate, whether or not for sale for our own account.

    Sales of substantial amounts of shares of our common stock, or even the potential for such sales, could lower the market price of our common stock and impair our ability to raise capital through the sale of equity securities.

Parts of our territories have limited amounts of licensed spectrum, which may adversely affect the quality of our service and our results of operations

    Sprint has licenses covering 10 MHz of spectrum in our southeast territory. While Sprint has licenses covering 30 MHz of spectrum throughout most of our midwest territory, it has licenses covering only 10 MHz or 20 MHz in parts of Illinois. As the number of customers in our territories increase, this limited amount of licensed spectrum may not be able to accommodate increases in call volume, may lead to increased dropped calls and may limit our ability to offer enhanced services, all of which could result in increased customer turnover and adversely affect our results of operations.

If we lose the right to install our equipment on certain wireless towers or are unable to renew expiring leases or locate new sites for wireless towers on favorable terms, our business and results of operations could be adversely impacted

    Many of our cell sites are co-located on leased tower facilities shared with one or more wireless providers. In addition, a large portion of these leased tower sites are owned by a few tower companies. If a master co-location agreement with one of these tower companies were to terminate, or if one of these tower companies were unable to support our use of its tower sites, we would have to find new sites or we may be required to rebuild that portion of our network. In addition, the concentration of our cell sites with a few tower companies could adversely affect our results of operations if we are unable to renew expiring leases with such tower companies on favorable terms.

The loss of the officers and skilled employees who we depend upon to operate our business could adversely affect our results of operations

    Our business is managed by a small number of executive officers. We believe that our future success depends in part on our continued ability to attract and retain highly qualified technical and management personnel. We may not be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. We currently have "key man" life insurance for our chief executive officer. We do not have long-term employment or change of control agreements with any of our executive officers, and most of the options granted to senior management are at a strike price below current market prices of our stock.

Expanding our territory includes numerous risks and our failure to overcome these risks and any other problems encountered may have a material adverse effect on our business and reduce the market value of our securities

      As part of our continuing operating strategy, we may expand our territory through the grant of additional markets from Sprint or through acquisitions of other Sprint network partners. These transactions may require the approval of Sprint and commonly involve a number of risks, including the:

     .  difficulty of assimilating acquired operations and personnel;
     .  diversion of management's attention;
     .  disruption of ongoing business;
     . impact on our cash and available credit lines for use in financing future growth and working capital needs;
     .  inability to retain key personnel;
     . inability to successfully incorporate acquired assets and rights into our service offerings;
     . inability to maintain uniform standards, controls, procedures and policies; and
     .  impairment of relationships with employees, customers or vendors.

      Failure to overcome these risks or any other problems encountered in these transactions could have a material adverse effect on our business. In connection with these transactions, we also may issue additional equity securities, incur additional debt or incur significant amortization expenses related to intangible assets.

Because the former iPCS stockholders did not provide AirGate with any indemnification following the merger, iPCS will be responsible for any undisclosed prior liabilities of iPCS

      iPCS made certain representations and warranties to AirGate in the merger agreement concerning iPCS' business and operations. The merger agreement did not provide AirGate with any contractual indemnification from the iPCS stockholders for any breaches of the representations and warranties by iPCS or any failure of iPCS to comply with its obligations under the merger agreement. As a result, iPCS will be responsible for any of its prior undisclosed liabilities. Such liabilities could materially impact our future consolidated results of operations.

We may experience a higher rate of customer turnover in the future compared to historical rates which would adversely affect our financial performance.

      The wireless personal communications services industry in general and Sprint in particular have experienced a higher rate of customer turnover, commonly known as churn, as compared to cellular industry averages. This churn rate has been driven higher in recent months due to the introduction of the NDASL and Clear Pay programs as described elsewhere in this prospectus. In addition, due to significant competition in our industry and general economic conditions, among other things, our future rate of customer turnover may be higher than our historical rate. Factors which may contribute to higher churn include:

     . our handset return policy that allows customers to return used handsets within 14 days of purchase and receive a full refund;
     .  the attractiveness of our competitors' products and services;
     .  network performance;
     .  customer service;
     .  increased prices;

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

  . any future changes by us in the products and services we offer, especially to the Clear Pay Program; and
  . customer mix and credit class, including those related to the NDASL program and Clear Pay program, which accounted for 38% of our customers at December 31, 2001.

     A high rate of customer turnover could adversely affect our competitive position, liquidity, results of operations and our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize some of the costs of initial purchases of handsets by customers.

Our allowance for doubtful accounts may not be sufficient to cover uncollectible accounts

     On an ongoing basis, we estimate the amount of customer receivables that we will not collect to reflect the expected loss on such accounts in the current period. However, our allowance for doubtful accounts may underestimate actual unpaid receivables for various reasons, including:

  .  adverse changes in our churn rate exceeding our estimates;
  . adverse changes in the economy generally exceeding our expectations; or . unanticipated changes in Sprint PCS' products and services.

     If our allowance for doubtful accounts is insufficient to cover losses on our receivables, our business, financial position or results of operations could be materially adversely affected.

Risks Particular to Our Indebtedness

Both AirGate and iPCS have substantial debt that neither company may be able to service; a failure to service such debt may result in the lenders under such debt controlling AirGate's or iPCS' assets

     The substantial debt of AirGate and iPCS will have a number of important consequences for our operations and our investors, including the following:

  . each company will have to dedicate a substantial portion of any cash flow from its operations to the payment of interest on, and principal of, its debt, which will reduce funds available for other purposes;
  . we anticipate that each company has sufficient resources to finance its currently projected business plan, but neither may be able to obtain additional financing if the assumptions underlying the business plan are not correct for unanticipated capital requirements, capital expenditures, working capital requirements and other corporate purposes;
  . some of each company's debt, including financing under each company's senior credit facility, will be at variable rates of interest, which could result in higher interest expense in the event of increases in market interest rates; and
  . due to the liens on substantially all of each company's assets and the pledges of stock of each company's existing and future subsidiaries that secure AirGate's and iPCS' respective senior debt and senior subordinated discount notes, lenders or holders of such senior subordinated discount notes may control AirGate's or iPCS' assets or the assets of the subsidiaries of either company in the event of a default.

     The ability of both AirGate and iPCS to make payments on their respective debt will depend upon each company's future operating performance which is subject to general economic and competitive conditions and to financial, business and other factors, many of which neither company can control. If the cash flow from either company's operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take

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any of these actions on satisfactory terms, in a timely manner or at all. The credit facilities and indentures governing AirGate's and iPCS' respective debt will limit our ability to take several of these actions. The failure of AirGate or iPCS to generate sufficient funds to pay its debts or to successfully undertake any of these actions could, among other things, materially adversely affect the market value of AirGate's common stock.

If either AirGate or iPCS does not meet all of the conditions required under its respective senior secured credit facility, such company may not be able to draw down all of the funds it anticipates receiving from its senior lenders and we may not be able to fund operating losses and working capital needs

    As of December 31, 2001, AirGate had borrowed $105.3 million under its senior credit facility and iPCS had borrowed $50.0 million under its senior credit facility. The remaining $48.2 million available under AirGate's senior credit facility and the remaining $90.0 million available under iPCS' senior credit facility, a portion of which each company expects to borrow in the future, is subject to the applicable company meeting all of the conditions specified in its respective financing documents. We recently completed an amendment to the iPCS senior credit facility, primarily to provide additional relief under the minimum EDITDA covenant, which we anticipated not meeting in future quarters. In addition, additional borrowings are subject to specific conditions on each funding date, including the following:

  . that the representations and warranties in such company's loan documents are true and correct;
  . that certain of such company's financial covenant tests are satisfied, including leverage and operating performance covenants and, solely with respect to iPCS, loss covenants relating to earnings before interest, taxes, depreciation and amortization; and
  . the absence of a default under such company's loan documents.

    If either company does not meet these conditions at each funding date, such company's senior lenders may not lend some or all of the remaining amounts under such company's senior secured credit facility. If other sources of funds are not available, neither company may be in a position to meet its operating cash needs.

The ability of AirGate and iPCS to operate as a combined company will be limited by the separate public debt indentures and senior secured credit facilities of AirGate and iPCS

    In order to assure continued compliance with the indenture governing AirGate's senior subordinated discount notes, AirGate has designated iPCS as an "unrestricted subsidiary." As a result, for purposes of their respective public debt indentures, AirGate and iPCS will operate as separate business entities. Due to restrictions in AirGate's indenture, AirGate is unable to provide direct or indirect credit support to iPCS and is significantly limited in its ability to maintain or preserve iPCS' financial condition or cause iPCS to achieve a specified level of operating results. Likewise, iPCS is restricted under its debt instruments from paying dividends or freely transferring money to AirGate. These restrictions may hinder the combined company's ability to achieve the anticipated benefits of the merger, react to developments in either company's business or take advantage of business opportunities.

If either AirGate or iPCS fails to pay the debt under its respective senior secured credit facility, Sprint has the option of purchasing such company's loans, giving Sprint certain rights of a creditor to foreclose on such company's assets

    Sprint has contractual rights, triggered by an acceleration of the maturity of the debt under AirGate's or iPCS' respective senior secured credit facility, pursuant to which Sprint may purchase AirGate's or iPCS' obligations to its respective senior lenders and obtain the rights of a senior lender. To the extent Sprint purchases these obligations, Sprint's interests as a creditor could conflict with our interests. Sprint's rights as a senior lender would enable it to exercise rights with respect to the related company's assets and continuing relationship with Sprint in a manner not otherwise permitted under our Sprint agreements.

Risks Particular to Our Relationship with Sprint

The termination of AirGate's or iPCS' affiliation with Sprint or Sprint's failure to perform its obligations under the Sprint agreements would severely restrict our ability to conduct our business

    Neither AirGate nor iPCS owns the licenses to operate their wireless network. The ability of AirGate and iPCS to offer Sprint PCS products and operate a PCS network is dependent on their Sprint agreements remaining in effect and not being terminated. The management agreements between Sprint and each of AirGate and iPCS are not perpetual. Sprint can choose not to renew iPCS' management agreement at the expiration of the 20-year initial term or any ten year renewal term. AirGate's management agreement automatically renews at the expiration of the 20-year initial term for an additional 10-year period unless AirGate is in default. Sprint can choose not to renew AirGate's management agreement at the expiration of the ten-year renewal term or any subsequent ten-year renewal term. In any event, AirGate's and iPCS' management agreements terminate in 50 years. In addition, each of these agreements can be terminated for breach of any material term, including, among others, build-out and network operational requirements. AirGate and iPCS also are dependent on Sprint's ability to perform its obligations under the Sprint agreements. The non-renewal or termination of any of the Sprint agreements or the failure of Sprint to perform its obligations under the Sprint agreements would severely restrict our ability to conduct business.

Sprint may make business decisions that are not in our best interests, which may adversely affect our relationships with customers in our territory, increase our expenses and/or decrease our revenues

    Sprint, under the Sprint agreements, has a substantial amount of control over the conduct of our business. Accordingly, Sprint may make decisions that adversely affect our business, such as the following:

  . Sprint could price its national plans based on its own objectives and could set price levels or other terms that may not be economically sufficient for our business;

  . Sprint could develop products and services or establish credit policies, such as NDASL, which could adversely affect our results of operations;

  . Sprint could raise the costs for Sprint to perform back office services or reduce levels of services;

  . Sprint could prohibit us from selling non-Sprint approved PCS equipment;

  . Sprint could, subject to limitations under our Sprint agreements, alter its network and technical requirements or request that we build out additional areas within our territories, which could result in increased equipment and build-out costs;

  . Sprint could make decisions which could adversely affect the Sprint and Sprint PCS brand names, products or services; and

  . Sprint could decide not to renew the Sprint agreements or to no longer perform its obligations, which would severely restrict our ability to conduct business.

    The occurrence of any of the foregoing could adversely affect our relationship with customers in our territories, increase our expenses and/or decrease our revenues.

Change in Sprint PCS products and services may reduce customer additions

    The competitiveness of Sprint PCS products and services is a key factor in our ability to attract and retain customers. Under the Sprint PCS service plans, customers who do not meet certain credit criteria can nevertheless select any plan offered subject to an account spending limit, referred to as ASL, to control credit exposure. Account spending limits range from $125 to $200 depending on the credit quality of the customer. Prior to May 2001, all of these customers were required to make a deposit ranging from $125 to $200 that could be credited against future billings. In May 2001, the deposit requirement was eliminated on certain, but not all, credit classes ("NDASL"). As a result, a significant amount of our new customer additions have been under the NDASL program (38% of our customer base at December 31, 2001). Sprint has replaced the NDASL program with the "Clear Pay Program" without reinstating the deposit requirement. The Clear Pay Program is substantially similar to the NDASL program but with an increased emphasis on payment of outstanding amounts. Under the Clear Pay Program, customers who do not meet certain credit criteria can select any plan offered, subject to an account spending limit. The NDASL program had the effect of increasing churn and bad debt expense. Sprint has the right to end or materially change the terms of the Clear Pay Program. If Sprint chooses to eliminate the Clear Pay Program or alter its features, the growth rate we expect to achieve may decrease. We have requested and received effective February 24, 2002 reinstatement of the deposit in our territory for customers with poor or inadequate payment histories. We believe that reinstatement of the deposit will reduce the number of potential new customers.

The inability of Sprint to maintain high quality back office services, or our inability to use Sprint's back office services and third party vendors' back office systems, could lead to customer dissatisfaction, increased churn or otherwise increase our costs

    We rely on Sprint's internal support systems, including customer care, billing and back office support. Our operations could be disrupted if Sprint is unable to maintain and expand its internal support systems in a high quality manner, or to efficiently outsource those services and systems through third party vendors. The rapid expansion of Sprint's PCS business is expected to continue to pose a significant challenge to its internal support systems. Additionally, Sprint has relied on third party vendors for a significant number of important functions and components of its internal support systems and may continue to rely on these vendors in the future. The combined company will depend on Sprint's willingness to continue to offer these services and to provide these services effectively and at competitive costs. Our Sprint agreements provide that, upon nine months' prior written notice, Sprint may elect to terminate any of these services. The inability of Sprint to maintain high quality back office services, or our inability to use Sprint back office services and third party vendors' back office systems, could lead to customer dissatisfaction, increase churn or otherwise increase our costs.

If Sprint does not complete the construction of its nationwide PCS network, we may not be able to attract and retain customers

    Sprint currently intends to cover a significant portion of the population of the United States, Puerto Rico and the U.S. Virgin Islands by creating a nationwide PCS network through its own construction efforts and those of its network partners. Sprint is still constructing its nationwide network and does not offer PCS services, either on its own network or through its roaming agreements, in every city in the United States. Sprint has entered into management agreements similar to ours with companies in other markets under its nationwide PCS build-out strategy. Our results of operations are dependent on Sprint's national network and, to a lesser extent, on the networks of Sprint's other PCS network partners. Sprint's network may not provide nationwide coverage to the same extent as its competitors, which could adversely affect our ability to attract and retain customers.

Certain provisions of the Sprint agreements may diminish the value of AirGate's common stock and restrict the sale of our business

    Under limited circumstances and without further stockholder approval, Sprint may purchase the operating assets of AirGate or iPCS at a discount. In addition, Sprint must approve any change of control of the ownership of AirGate or iPCS and must consent to any assignment of their Sprint agreements. Sprint also has a right of first refusal if AirGate or iPCS decides to sell its operating assets to a third party. Each of AirGate and iPCS also is subject to a number of restrictions on the transfer of its business, including a prohibition on the sale of AirGate or iPCS or their operating assets to competitors of Sprint or Sprint PCS. These restrictions and other restrictions contained in the Sprint agreements could adversely affect the value of our common stock, may limit our ability to sell our business, may reduce the value a buyer would be willing to pay for our business and may reduce the "entire business value," as described in our Sprint agreements.

We may have difficulty in obtaining an adequate supply of certain handsets from Sprint, which could adversely affect our results of operations

    We depend on our relationship with Sprint to obtain handsets. Sprint orders handsets from various manufacturers. We could have difficulty obtaining specific types of handsets in a timely manner if:

  . Sprint does not adequately project the need for handsets for itself, its Sprint PCS network partners and its other third party distribution channels, particularly in transition to new technologies; such as "one time radio transmission technology," or "1XRTT;"
  . we do not adequately project our need for handsets;
  . Sprint modifies its handset logistics and delivery plan in a manner that restricts or delays our access to handsets; or . there is an adverse development in the relationship between Sprint and its suppliers or vendors.

    The occurrence of any of the foregoing could disrupt our customer service and/or result in a decrease in our subscribers, which could adversely affect our results of operations.

Non-renewal or revocation by the Federal Communications Commission of the Sprint PCS licenses would significantly harm our business

    PCS licenses are subject to renewal and revocation by the Federal Communications Commissions, referred to as the FCC. Sprint PCS licenses in our territories will begin to expire in 2007 but may be renewed for additional ten year terms. There may be opposition to renewal of Sprint's PCS licenses upon their expiration, and the Sprint PCS licenses may not be renewed. The FCC has adopted specific standards to apply to PCS license renewals. Any failure by Sprint or us to comply with these standards could cause revocation or forfeiture of the Sprint PCS licenses for our territories. If Sprint loses any of its licenses in our territory, we would be severely restricted in our ability to conduct business.

If Sprint does not maintain control over its licensed spectrum, the Sprint agreements may be terminated, which would result in our inability to provide service

    The FCC requires that licensees like Sprint maintain control of their licensed spectrum and not delegate control to third-party operators or managers. Although the Sprint agreements with AirGate and iPCS reflect an arrangement that the parties believe meets the FCC requirements for licensee control of licensed spectrum, we cannot assure you that the FCC will agree. If the FCC were to determine that the Sprint agreements need to be modified to increase the level of licensee control, AirGate and iPCS have agreed with Sprint to use their best efforts to modify the Sprint agreements to comply with applicable law. If we cannot agree with Sprint to modify the Sprint agreements, they may be terminated. If the Sprint agreements are terminated, we would no longer be a part of the Sprint PCS network and would be severely restricted in our ability to conduct business.

Risks Particular to Our Industry

Significant competition in the wireless communications services industry may result in our competitors offering new or better products and services or lower prices, which could prevent us from operating profitably

    Competition in the wireless communications industry is intense. We anticipate that competition will cause the market prices for two-way wireless products and services to decline in the future. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry.

    Our dependence on Sprint to develop competitive products and services and the requirement that we obtain Sprint's consent to sell non-Sprint approved PCS equipment may limit our ability to keep pace with competitors on the introduction of new products, services and equipment. Some of our competitors are larger than us, possess greater resources and more extensive coverage areas, and may market other services, such as landline telephone service, cable television and Internet access, with their wireless communications services. Furthermore, there has been a recent trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, reorganizations and acquisitions. We expect this consolidation to lead to larger competitors over time. We may be unable to compete successfully with larger companies that have substantially greater resources or that offer more services than we do. In addition, we may be at a competitive disadvantage since we may be more highly leveraged than some of our competitors.

Increased penetration rates could limit or decrease our rate of new customer additions

    Intense competition in the wireless communications industry could cause prices for wireless products and services to decline. If prices drop, then our rate of net customer additions will take on greater significance in improving our financial condition and results of operations. However, as our and our competitor's penetration rates in our markets increases over time, our rate of adding net customers could decrease. If this decrease were to happen, our business and financial results could be materially adversely affected.

Alternative technologies and current uncertainties in the wireless market may reduce demand for PCS

    The wireless communications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Technological advances and industry changes could cause the technology used on our network to become obsolete. Sprint may not be able to respond to such changes and implement new technology on a timely basis, or at an acceptable cost.

    If Sprint is unable to keep pace with these technological changes or changes in the wireless communications market based on the effects of consolidation from the Telecommunications Act of 1996 or from the uncertainty of future government regulation, the technology used on our network or our business strategy may become obsolete. In addition, wireless carriers are seeking to implement an upgrade to "one times radio transmission technology," or "1XRTT," as well as "third generation," or "3G," technology throughout the industry. The 3G technology promises high-speed, always-on Internet connectivity and high-quality video and audio. We cannot assure you that Sprint or the combined company can implement 1XRTT or 3G technology successfully or on a cost-effective basis.

We are a consumer business and a recession in the United States involving significantly lowered spending could negatively affect our results of operations

    Our primary customer base is individual consumers and our accounts receivable represent unsecured credit. In the event that the economic downturn that the United States and our territories have recently experienced becomes more pronounced or lasts longer than currently expected and spending by individual consumers drops significantly, our business may be negatively affected.

Regulation by government and taxing agencies may increase our costs of providing service or require us to change our services, either of which could impair our financial performance

    Our operations and those of Sprint may be subject to varying degrees of regulation by the FCC, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and state and local regulatory agencies and legislative bodies. Adverse decisions or regulation of these regulatory bodies could negatively impact our operations and our costs of doing business. For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased income, sales, gross receipts or other tax costs or require us to alter the structure of our current relationship with Sprint.

Use of hand-held phones may pose health risks, which could result in the reduced use of wireless services or liability for personal injury claims

    Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation. Any resulting decrease in demand for wireless services, or costs of litigation and damage awards, could impair our ability to achieve and sustain profitability.

Regulation by government or potential litigation relating to the use of wireless phones while driving could adversely affect our results of operations

    Some studies have indicated that some aspects of using wireless phones while driving may impair drivers' attention in certain circumstances, making accidents more likely. These concerns could lead to potential litigation relating to accidents, deaths or serious bodily injuries, or to new restrictions or regulations on wireless phone use, any of which also could have material adverse effects on our results of operations.

                                 USE OF PROCEEDS


    We will not receive any proceeds from the sale of our common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth information with respect to beneficial ownership of our common stock by the selling stockholders, as of March 7, 2002 and as adjusted to reflect the sale of the shares offered hereby. Except as provided in the footnotes to the table or in the discussion below, none of the selling stockholders has had a material relationship with us within the past three years.

                                                         Beneficial Ownership            Number of        Beneficial Ownership
                                                       Prior to the Offering/(1)/         Shares          After the Offering/(1)/
                                                       ---------------------                              ------------------
Name and Address                                       Shares        Percentage           Offered        Shares       Percentage
----------------                                       ------        ----------           -------        ------       ----------
Geneseo Communications, Inc./(2), (3)/ .............   2,115,253        8.2%              2,115,253           -           -
Cambridge Telcom, Inc./(2)/ ........................   1,863,074        7.2               1,863,074           -           -
The Blackstone Group/(4), (5)/ .....................   2,578,379       10.0               2,494,374      84,005           *
Cass Communication Management, Inc./(2)/ ...........     504,358        2.0                 504,358           -           -
Technology Group, LLC/(2)/ .........................     554,358        2.2                 554,358           -           -
Montrose Mutual PCS, Inc./(2)/ .....................     529,358        2.1                 529,358           -           -
Gridley Enterprises, Inc./(6)/ .....................     210,287        *                   210,287           -           -
Timothy M. Yager/(7), (8)/ .........................     234,130        *                    74,762     159,368           *
                                                                                          ---------
         Total Shares Offered ......................                                      8,345,824
                                                                                          =========

________________________

*    Less than 1%
(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. A person is deemed to be the beneficial owner of common stock if such person has or shares the right to vote or dispose of such common stock, or has the right to acquire beneficial ownership at any time within 60 days of the date of this table.
(2) This stockholder, together with other investors, formed Illinois PCS, LLC (the predecessor to iPCS, Inc.). In exchange for its capital contribution, the stockholder received membership interests in Illinois PCS, LLC. Such entity was then reorganized as a corporation on July 12, 2000 when the stockholder's limited liability company interests were converted into iPCS common stock.
(3) Geneseo Communications, Inc. leases T-1 lines and provides other telecommunication services to iPCS.
(4) This stockholder, together with certain of its affiliates, purchased a majority of an aggregate of $120.0 million of iPCS convertible preferred stock in July and December 2000. Such iPCS convertible preferred stock was automatically converted into iPCS common stock immediately prior to the effective time of the merger, and then exchanged into our common stock at the effective time. Also, please see the discussion below under "Merger with iPCS, Inc." and "Public Offering; Registration Rights" for additional information regarding material relationships involving us and Blackstone.
(5) Of the 2,578,379 shares, 1,153,648 are held by Blackstone Communications Partners I L.P. ("BCOM"), 992,328 are held by Blackstone iPCS Capital Partners L.P. ("BICP"), 348,398 are held by Blackstone/iPCS L.L.C. ("BLLC"), 4,780 are shares issuable to Blackstone Management Partners III L.L.C. pursuant to options that vested at the effective time of our merger with iPCS, 71,302 are shares issuable upon exercise of warrants by Blackstone Mezzanine Partners L.P. ("BMP") and 7,923 are shares issuable upon exercise of warrants by Blackstone Mezzanine Holdings L.P. ("BMH"). Blackstone Communications Management Associates I L.L.C. is the general partner of BCOM. Blackstone Media Management Associates III L.L.C. is the general partner of BICP. Blackstone Media Management Associates III L.L.C. is the manager of BLLC. Blackstone Mezzanine Associates L.P. is the general partner of BMP and BMH. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of Blackstone, and as such may also be deemed to share beneficial ownership of the shares held by each of these entities.
(6)  Gridley Enterprises, Inc. leases a switching location to iPCS.
(7) As of February 29, 2000, the members of Illinois PCS, LLC agreed to admit Mr. Yager as a new member owning a 1.5% interest, and to reduce their membership interests in aggregate by 1.5%. Mr. Yager agreed to cancel his management agreement with Illinois PCS, LLC in exchange for his 1.5% membership interest and certain other consideration. For the year ended December 31, 2000, iPCS has recorded non-cash compensation in the amount of approximately $8.5 million resulting from the issuance of this membership interest to Mr. Yager. Also, please see the discussion below under "Merger with iPCS, Inc." and "Public Offering; Registration Rights" for additional information regarding material relationships involving us and Mr. Yager.
(8) Information presented includes 53,631 shares held by the Kelly Yager 2001 Trust established by Mr. Yager's wife, 21,131 shares held by the Timothy Yager 2001 Trust established by Mr. Yager, and 159,368 shares issuable to Mr. Yager pursuant to currently vested options. Mr. Yager disclaims beneficial ownership of shares of our common stock owned by the Kelly Yager 2001 Trust.

Merger with iPCS, Inc.

     In connection with AirGate's merger with iPCS, the selling stockholders received the following amounts of shares of our common stock (including shares issuable upon exercise of warrants and options): the Blackstone affiliates (4,253,397 shares), Geneseo Communications, Inc. (2,465,253 shares), Cambridge Telcom, Inc. (2,113,074 shares), Cass Communications Management, Inc. (704,358 shares), Technology Group, LLC (704,358 shares), Montrose Mutual PCS, Inc. (704,358 shares), Gridley Enterprises, Inc. (352,179 shares) and Timothy M. Yager (266,630 shares). In accordance with the merger agreement, the Blackstone affiliates designated Michael S. Chae and iPCS designated Mr. Yager to serve on our board of directors at the effective time of the merger. Mr. Yager was the President and Chief Executive Officer and a director of iPCS from its formation in early 1999 until resigning from such positions at the effective time of the merger. Mr. Chae, who currently serves as a Principal of the Principal Investment Group of The Blackstone Group, LP, served as a director of iPCS from August 2000 until resigning from such position at the effective time of the merger. The former iPCS stockholders also have the right, subject to our approval, to designate an independent member to our board of directors. Such designation has occurred and our board of directors is considering such nominee.

     Upon the completion of the merger, Mr. Yager's employment with iPCS terminated and he received a severance payment from iPCS in the amount of $1,094,535 in accordance with the terms of his employment agreement with iPCS. The severance payment included an amount sufficient to pay (1) the parachute excise tax that Mr. Yager will have to pay as a result of his severance payment and (2) the income and related employment taxes that Mr. Yager will have to pay with respect to the reimbursement to him of the parachute excise tax. Pursuant to the terms of Mr. Yager's employment agreement with iPCS, subject to the reasonable request of the board of directors of iPCS, Mr. Yager will provide up to 80 hours per calendar month of consulting services relating to his expertise in the wireless communication industry. Mr. Yager will be entitled to an annual consulting fee of $400,000 during the period beginning on the date of his termination of employment and ending on December 31, 2004.

Public Offering; Registration Rights

     In connection with the closing of the iPCS merger, we entered into a registration rights agreement with certain of the former iPCS stockholders. On December 19, 2001, we completed an underwritten public offering of 4,000,000 shares of our common stock by such stockholders following the exercise of a demand registration right by the Blackstone affiliates in accordance with the registration rights agreement. In the public offering, the selling stockholders sold the following amounts of shares of our common stock: the Blackstone affiliates (1,675,018 shares), Geneseo Communications, Inc. (350,000 shares), Cambridge Telcom, Inc. (250,000 shares), Cass Communications Management, Inc. (200,000 shares), Technology Group, LLC (150,000 shares), Montrose Mutual PCS, Inc. (175,000 shares), Gridley Enterprises, Inc. (141,892 shares), Mr. Yager (25,000 shares) and a charitable foundation established by Mr. Yager (7,500 shares). The public offering price was $50.00 per share less underwriting discounts and commissions of $2.25 per share that the former iPCS stockholders paid. The registration rights agreement requires us to pay all of the fees and expenses of the former iPCS stockholders in connection with the December public offering, other than the underwriting discounts and commissions. We estimate our fees and expenses, which consisted primarily of attorneys' and accountants' fees, SEC filing fees and printing expenses, to be approximately $740,000.

     The registration rights agreement also gives certain of the former iPCS stockholders, upon the request of the Blackstone affiliates, the right to demand that we undertake an underwritten public offering of their shares of our common stock after the one-year anniversary of the completion of the merger. The number of shares of our common stock to be sold in a public offering following exercise of this demand right by such stockholders is subject to market conditions and depends upon the number of shares of our common stock that the selling stockholders request to be included in such offering. Generally, 75% of the shares included in the offering would be shares owned by the Blackstone affiliates and 25% would be shares owned by the founding iPCS stockholders. We have no obligation, however, to complete an underwritten public offering unless the sale of shares of our common stock requested to be included in such offering would result in initial aggregate proceeds of at least $40 million. The registration rights agreement prohibits us from undertaking a separate public sale or distribution of our common stock during a period of 90 days after the completion of an underwritten offering following exercise of a demand right by the selling stockholders. In the event we decide to register additional equity securities under the Securities Act of 1933, as amended, the registration rights agreement also gives the former iPCS stockholders limited rights to include their shares of our common stock in such a registration.

     In accordance with a registration rights agreement dated as of July 12, 2000, as amended, certain affiliates of The Blackstone Group, LP requested on November 20, 2001 that iPCS register the resale of the $50 million in aggregate principal amount of iPCS' 14% senior discount notes due 2010 that such Blackstone affiliates hold. The Blackstone affiliates obtained their notes on July 12, 2000 in connection with a private offering by iPCS. On December 20, 2001, iPCS filed a registration statement relating to the resale of such notes, which registration statement the Securities and Exchange Commission has declared effective.

                              PLAN OF DISTRIBUTION

     For purposes of this prospectus, selling stockholders include partners, donees, pledgees, transferees or other successors-in-interest from time to time selling shares received from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale transfer. We will not receive any proceeds from the sale of shares of our common stock held by the selling stockholders pursuant to this prospectus. The selling stockholders may offer and sell their shares of our common stock from time to time in one or more of the following transactions:

..    on The Nasdaq National Market or any exchange or market on which shares of our common stock are listed or quoted;

..    in the over-the-counter market;

..    in privately negotiated transactions;

..    for settlement of short sales, or through long sales, options or hedging transactions involving cross or block trades;

..    by pledge to secure debts and other obligations;

..    block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as a principal to facilitate the transaction;

..    purchases by one or more underwriters on a firm commitment or best efforts basis;

..    purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement;

..    a special offering, an exchange distribution or a secondary distribution in accordance with the applicable rules of The Nasdaq National Market or of any stock exchange on which shares of our common stock may be listed; or

..    through a combination of any of these transactions.

     The selling stockholders may sell their shares of our common stock at any of the following prices:

..    fixed prices which may be changed;

..    market prices prevailing at the time of sale;

..    prices related to prevailing market prices; or

..    privately negotiated prices.

     The selling stockholders may use broker-dealers to sell their shares of our common stock. In connection with such sales the broker-dealers may either receive discounts, concessions or commissions from the selling stockholders, or they may receive commissions from purchasers of shares of our common stock for whom they acted as agents. In order to comply with the securities laws of certain states, the selling stockholders may only sell their shares of our common stock through registered or licensed broker-dealers.

     The selling stockholders and any agents or broker-dealers that the selling stockholders use to sell their shares of our common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount, concession or commission received by them and any profit on the resale of shares as principal may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

     The selling stockholders and any other person participating in the distribution of their shares of our common stock described in this prospectus and/or any applicable prospectus supplement will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, the anti-manipulation provisions of Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of such shares by the selling stockholders or any other person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares offered by the selling stockholders pursuant to this prospectus and/or any applicable prospectus supplement to engage in market-making activities with respect to the particular shares being distributed. All of the foregoing may affect the marketability of the shares offered by the selling stockholders pursuant to this prospectus and/or any applicable prospectus supplement and the ability of any person or entity to engage in market-making activities with respect to such shares.

     We may, if so indicated in the applicable prospectus supplement, agree to indemnify any underwriters and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act.

     The registration contemplated hereby is being effected under the requirements of the merger agreement. We will pay substantially all of the expenses incident to the registration of the shares of our common stock offered by the selling stockholders. The selling stockholders will pay all brokerage fees, selling commissions or underwriting discounts incident to the offering and sale of the shares by the selling stockholders.

                                  LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us and the selling stockholders by Winston & Strawn, Chicago, Illinois. Legal matters will be passed upon for the underwriters, dealers or agents by counsel which we will name in the applicable prospectus supplement.

                                     EXPERTS

     The consolidated financial statements and schedule of AirGate PCS, Inc. and subsidiaries as of September 30, 2001 and 2000, and for the years ended September 30, 2001 and 2000, and the nine month period ended September 30, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of iPCS, Inc. and Subsidiaries and Predecessor as of September 30, 2001 and December 31, 2000, and for the nine months ended September 30, 2001, for the year ended December 31, 2000 and for the period from January 22, 1999 (date of inception) through December 31, 1999, incorporated by reference from the Current Report on Form 8-K of AirGate PCS, Inc. filed with the Commission on November 30, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at: http://www.sec.gov. Reports, proxy statements and other information pertaining to us may also be inspected at the offices of The Nasdaq National Market, which is located at 1735 K. Street, N.W., Washington, D.C. 20006.

     We have filed a registration statement to register with the SEC the securities offered by this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in our registration statement or the exhibits to the registration statement.

     You should rely only on the information or representations provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Neither we nor the selling stockholders may make an offer of our securities in any state where the offer is not permitted. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus is correct after this date.

     Our address on the world wide web is http://www.airgatepcsa.com. The information on our web site is not a part of this document.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this document, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

                     Filings                           Period or Date Filed
                     -------                           --------------------
       Annual Report on Form 10-K                      Year ended September 30, 2001

       Quarterly Report on Form 10-Q                   Quarter ended December 31, 2001

       Current Reports on Form 8-K                     November 30, 2001, December 20, 2001
                                                         and February 22, 2002

       The description of our common stock set forth
          on Form 8-A (File No. 0-27455)               September 24, 1999

     We incorporate by reference additional documents that we may file with the SEC between the date of this document and the date of the completion of the offering of the securities described in this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.


     You can obtain any of the documents incorporated by reference in this document from us, or from the SEC through the SEC's Internet world wide web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from us at the following address:

                                AirGate PCS, Inc.
                                  Harris Tower
                       233 Peachtree Street NE, Suite 1700
                             Atlanta, Georgia 30303
                             Attention: Edie Dorris
                                 (404) 525-7272
                         E-mail: edorris@airgatepcsa.com

     Any statement contained in a document incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded for the purpose of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

    All capitalized terms used and not defined in Part II of this Registration Statement shall have the meaning assigned to them in the Prospectus which forms a part of this Registration Statement.

Item 14. Other Expenses of Issuance and Distribution.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. The Securities and Exchange Commission registration fee was paid by the registrant in connection with initial filing of this Registration Statement on September 21, 2001.

    Legal fees and expenses                                        $20,000
    Accounting fees and expenses                                    10,000
    Blue sky fees and expenses                                       5,000
    Miscellaneous                                                   10,000
                                                                   -------
         Total                                                     $45,000
                                                                   =======

Item 15. Indemnification of Directors and Officers.

    In accordance with the General Corporation Law of the State of Delaware (being chapter 1 of Title 8 of the Delaware code), the registrant's Certificate of Incorporation provides as follows:

    The registrant shall indemnify any person who was or is a party or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding by reason of the fact that such person is or was a director or an officer of the registrant, whether the basis for such action or proceeding is an alleged action in an official capacity as an officer or director or in any other capacity while such person was serving as a director or officer of the registrant. The registrant shall indemnify such person to the fullest extent allowed by the Delaware law against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise tax, or penalties and amounts paid in settlement) reasonably incurred or suffered by the indemnitee in connection with such action or suit. The registrant's Certificate of Incorporation also empowers the indemnitee to recover unpaid amounts of a claim for indemnification by bringing suit against the registrant to recover any unpaid amount of a claim.

    The right of indemnification includes the right of the indemnitee to be paid by the registrant for the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, that if Delaware law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer will be made only upon delivery to the registrant of an undertaking, by or on behalf of such indemnitee, to repay all amounts advanced if it shall ultimately be determined by final judicial decision, from which there is no further right to appeal, that such indemnitee is not entitled to be indemnified for such expenses.

    The right to indemnification and to the advancement of expenses provided for by the Certificate of Incorporation is not exclusive of any other right to which the indemnitee may have or hereinafter acquire. Moreover, the registrant may purchase and maintain insurance, at its expense, to protect itself and any director or officer of the registrant against any liability asserted against him or her in any such capacity, or arising out of such person's status as such, whether or not the registrant would have the power to indemnify him against such liabilities under the laws of Delaware.

    In addition to indemnification provided to the registrant's officers and directors in the Certificate of Incorporation and under the laws of Delaware, the registrant has entered into indemnification agreements with certain officers and directors to provide them with further assurances and protection from liability that they may incur in their respective positions and duties in connection with any public offering to any fiduciary obligation owed with respect to the registrant and its stockholders. The registrant has agreed to indemnify and hold harmless, to the extent permitted under Delaware law, each person and affiliated person (generally, any director, officer, employee, controlling person, agent, or fiduciary of the indemnified person), provided that the indemnified person was acting or serving at the registrant's request in his capacity as either an officer, director, employee, controlling person, fiduciary or other agent or affiliate of the registrant. Under the indemnification agreements, each person is indemnified against any and all liabilities (described below) that occur in connection with any threatened, pending or completed action, suit, proceeding, alternative dispute resolution mechanism or hearing, inquiry or investigation that such indemnitee in good faith believes may lead to the institution of any such action whether civil, criminal, administrative or other. As a condition to receiving indemnification, indemnities are required to give notice in writing to the registrant of any claim for which indemnification may be sought under such agreement.

    The agreement provides that an indemnitee may receive indemnification against any and all (1) expenses (including attorney's fees and other costs, expenses and obligations incurred), judgments, fines and penalties; (2) amounts paid in settlement (if such settlement is approved by the registrant); (3) any federal, state, local or foreign taxes imposed on an indemnitee as a result of the receipt of any payments under the indemnification agreement; and (4) all interest, assessments and other charges paid or payable in connection with such expenses. An indemnified person will be indemnified against expenses to the extent that he is successful on the merits or otherwise, including dismissal of an action without prejudice, in defense of any action, suit, proceeding, inquiry or investigation. Expenses that the indemnified person has or will incur in connection with a suit or other proceeding may be received in advance within 10 days of written demand to the registrant.

    Prior to receiving indemnification or being advanced expenses, a committee, consisting of either members of the board of directors or any person appointed by the board of directors, must not have determined the indemnified person would not be permitted to indemnification under Delaware law and, in the case of advanced expenses, that the registrant will be entitled to be reimbursed by the indemnitee. If there is a change in control (as defined in the indemnification agreement) that occurs without majority approval of the board of directors, then the committee will consist of independent legal counsel selected by the indemnified person and approved by the registrant to render a written opinion as to whether and to what extent the indemnitee would be permitted to indemnification under applicable law. Under the indemnification agreement, an indemnified person may appeal a determination by the committee not to grant indemnification or advance expenses by commencing a legal proceeding. Failure of the committee to make an indemnification determination or the termination of any claim by judgment, order, settlement, plea of nolo contendere, or conviction does not create a presumption that either (1) the indemnified person did not meet a particular standard of conduct or belief or (2) that the court has determined that indemnification is not available.

    Under the indemnification agreement, an indemnitee is entitled to contribution from the registrant for losses, claims, damages, expenses or liabilities as well as other equitable considerations upon the determination of a court of competent jurisdiction that indemnification provided for under the agreement is not available. The amount contributed by the registrant will be in proportion, as appropriate, to reflect the relative benefits received by the registrant and the indemnitee or, if such contribution is not permitted under Delaware law, then the relative benefit will be considered with the relative fault of both parties in the action or inaction which resulted in such liability. In connection with the registration of the registrant's securities, the relative benefits received by the registrant and indemnified person will be deemed to be in the same respective proportions of the net proceeds from the offering (less expenses) received by the registrant and the indemnified person. The relative fault of the registrant and the indemnified person is determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the registrant or the indemnified person and their relative intent, knowledge, access to information and opportunity to correct such statement or omission.

    Contribution paid takes into account the equitable considerations, if any, instead of a pro rata or per capital allocation. In connection with the offering of the registrant securities, an indemnified person will not be required to contribute any amount in excess of (1) the proportion of the total of such losses, claims, damages, or liabilities indemnified against equal to the proportion of the total securities sold under the registration statement sold by the indemnified person or (2) the proceeds received by the indemnified person from the sale of securities under the registration statement. No person found guilty of fraudulent misrepresentation, as defined in the agreement, shall be entitled to contribution from any person who was not found guilty of such fraudulent representation.


    In the event that the registrant is obligated to pay the expenses of a claim and upon written notice to the indemnified person, the registrant is entitled to assume defense of the claim and select counsel which is approved by the indemnified person. Upon receipt of the indemnitee's approval, the registrant will directly incur the legal expenses and as a result will have the right to conduct the defense as it sees fit in its sole discretion, including the right to settle any claim against any indemnified party, without consent of the indemnified person.


Item 16. Exhibits.

Exhibit
Number               Description
------               -----------

   5.1               Opinion of Winston & Strawn

  23.1               Consent of Winston & Strawn (included in Exhibit 5.1)

  23.2               Consent of KPMG LLP

  23.3               Consent of Deloitte & Touche LLP

 *24.1 Powers of Attorney (set forth on the signature page to this Registration Statement)

-------------
   *Previously filed.

Item 17. Undertakings

    The registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) to include any prospectus required by Section 10(a)(3) of the
                Securities Act of 1933,

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

            (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that clauses (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.


        (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


    The registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of
Section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.


    The registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 7th day of March, 2002.


                                             AIR GATE PCS, INC.


                                             By: /S/  BARBARA L. BLACKFORD
                                                 ---------------------------
                                                 Barbara L. Blackford
                                                 Vice President, General Counsel
                                                 and Corporate Secretary


    Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed by the following persons in the capacities and on the dates indicated.

               Signature                                 Title                            Date
               ---------                                 -----                            ----

                   *                             President, Chief Executive           March 7, 2002
                                                 Officer and Director (Principal
                                                 Executive Officer)
----------------------------------------------
        Thomas M. Dougherty

                  *                              Chief Financial Officer              March 7, 2002
                                                 (Principal Financial and
                                                 Accounting Officer)
----------------------------------------------
        Alan B. Catherall

                      *                          Director                             March 7, 2002
----------------------------------------------
        Bernard A. Bianchino

        /S/  MICHAEL S. CHAE                     Director                             March 7, 2002
----------------------------------------------
             Michael S. Chae

                      *                          Director                             March 7, 2002
----------------------------------------------
        Robert A. Ferchat

                      *                          Director                             March 7, 2002
----------------------------------------------
        Sidney E. Harris

        /S/  TIMOTHY M. YAGER                    Director                             March 7, 2002
----------------------------------------------
             Timothy M. Yager

                      *                          Director                             March 7, 2002
----------------------------------------------
             Barry J. Schiffman

*/S/  BARBARA L. BLACKFORD
--------------------------------------
  With Authority Pursuant
  to a Power-of-Attorney Previously
  Filed with this Registration Statement

                                  EXHIBIT INDEX

The following documents are filed herewith or incorporated herein by reference.

  Exhibit
  Number       Description
  ------       -----------

    5.1        Opinion of Winston & Strawn

   23.1        Consent of Winston & Strawn (included in Exhibit 5.1)

   23.2        Consent of KPMG LLP

   23.3        Consent of Deloitte & Touche LLP

  *24.1 Powers of Attorney (set forth on the signature page to this Registration Statement)

-------------
*Previously filed.